Exhibit 99.1

Lavoro Sets Third Quarter 2023 Earnings Conference Call for June 1, 2023 at 5:00 p.m. ET

SÃO PAULO — May 22, 2023 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced that it will release its third quarter fiscal 2023 earnings results on Thursday, June 1, 2023, after the market close.

Conference Call Details

The Company will host a conference call and webcast to review its third quarter fiscal 2023 results on Thursday, June 1, 2023, at 5:00 pm ET.

The live telephonic conference call can be accessed following registration via this link https://edge.media-server.com/mmc/p/ox7iv3gg. An archived replay of the webcast will also be available shortly after the live event has concluded. The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro has around 1,000 technical sales representatives (RTVs), which meet with more than 72,000 customers on farms and at 215 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Contact:

Fernanda Rosa
fernanda.rosa@lavoroagro.com